Exhibit 99.2

MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

The year 2019 was one of the most intense periods in Suzano’s history. It was marked by the broad integration of Suzano Papel e Celulose and Fibria Celulose, with the combination of assets concluded on January 14, 2019, which resulted in Suzano S.A., a company that was born as the world’s largest market pulp producer. The year was also marked by the difficult scenario in the pulp market, the healthy performance of the paper business and the success in the consumer goods business.

Regarding Suzano’s internal focus after the merger, the board of executive officers focused its efforts on creating and disseminating the new culture drivers of the Company, capturing synergies as disclosed in the Material Fact of March 26, 2019, integrating processes and systems, and defining the new long-term strategic vision.

On the external front, the Company operated in an adverse pulp market scenario due to the sudden drop in pulp prices, worsened by macroeconomic events, such as the trade war between China and the US and the economic slowdown in Europe. This scenario had a direct impact on Suzano’s pulp business in 2019 and required changes in its sales strategy during the course of the year. The management of its inventories, in addition to the significant reduction in production volume, led to management challenges in logistics, wood supply and the operation of a few mills. As a result, the 2019 financial statements were negatively affected. Nevertheless, Suzano delivered important results in the year, as evidenced, among others, by its capacity to significantly reduce its pulp inventories in the second half of the year, the decrease in cash cost, thanks to synergies captured, despite the negative impact of lower production, and the record Adjusted EBITDA at the Paper Business Unit.

To adapt itself to the turbulent market scenario, given its commitment to financial discipline, the Company implemented a series of measures during the year to further strengthen its cash flow, through liability management operations and by boosting its liquidity. Also, in compliance with its debt policy, Suzano announced in the second half a plan to reduce financial leverage to bring back its leverage to the parameters established in the financial policy. The plan consists of four initiatives: (i) capex estimate limited to maintenance spending on operations and commitments already undertaken; (ii) monetization of excess inventory of approximately US$500 million; (iii) capture of 90% of synergies in 2020 resulting from the business combination with Fibria; and (iv) divestment of non-core assets. As part of the plan, Suzano disclosed on December 12, 2019, an agreement with Klabin S.A. by which the Company sold standing eucalyptus forests on the amount of approximately R$400 million. Apart from these measures, the Company’s Management does not envisage dividend payments in 2020.

In light of this adverse scenario, capturing synergies from the transaction with Fibria has become even more important for the Company’s economic performance and expanding its competitiveness, raising the degree of its implementation priority across all operational areas involved. Based on the annual normalized amount as from 2021 of operational synergies between R$800 million and 900 million, as announced to the market, the estimated target of 40% of this amount for 2019 was surpassed due to the acceleration of the process of capturing synergies and identifying additional synergies. As such, the Company decided to revise all operational synergies to be captured from the asset combination with Fibria and adopted a new annual estimate between R$1,100 million and R$1,200 million.

In addition, as a result of the merger with Fibria, Suzano developed and implemented during 2019 a major project to integrate the operating systems, which enabled it to start 2020 with its internal processes already unified, resulting in greater operational efficiency.

Despite the turbulence faced, Suzano, thanks to the efforts of around 35,000 direct and indirect employees, could find solutions and transform difficulties into opportunities, always guided by the new drivers of the organizational culture: “people who inspire and transform”, “creating and sharing value”, and “It’s only good for Suzano if it's good for the world.” The result of these efforts in such a challenging year were recognized through awards such as Great Place to Work, Best Companies to Work For and Best Companies to Start a Career, both given by Você S/A magazine, and Glassdoor, a platform in which employees can proactively rate the company on diverse aspects.

Suzano assumes its role as an agent of change in society and, since it is a forest-based company and has a portfolio of products derived from renewable sources (planted trees), it aspires to be increasingly part of the solutions for the global challenges faced by society and the planet at the start of the 21st century. With this in mind, Suzano wants to play a leading role in sustainable development and is committed to develop alternatives to replace the use of plastic and to expand its positive contribution in carbon sequestration. We combine innovation and sustainability to pursue solutions and that’s why innovability is our way forward. We remain focused on generating and sharing value in the long term.

The Management.

OVERVIEW

Suzano, the company resulting from the merger of Suzano Papel e Celulose and Fibria Celulose, is committed to become the global benchmark for sustainable use of renewable resources. The world's leading producer of market pulp and one of Latin America’s largest paper producers, Suzano exports to more than 80 countries and, through its products, is present in the lives of over 2 billion people. With ten mills and the joint venture Veracel, Suzano has annual installed capacity of 10.9 million tons of market pulp and 1.4 million tons of paper.

The Company has over 35,000 direct and indirect employees and has been investing for more than 90 years in innovative solutions based on planted trees.

INNOVATION

Suzano innovates and creates value in a sustainable manner by continuously investing in research and development at its plantations and mills, which is an important vector of the Company’s structural competitiveness.

In 2019, the year of integrating processes and systems and capture of synergies from the merger with Fibria, forestry research resulted in recommendations for wood synergy among production sites to maximize pulp production and mitigate the risks involved in these operations. In addition, the knowledge base was unified, which brought benefits such as automation of management recommendation process, the project to capture synergy from clones among forestry units and expansion of the extension program and continued education for operating areas.

The research on industrial innovation was also one of the focus on the merger, which enabled the standardization of product specifications and the establishment of a strategy for the development of pulp products to meet the demands of the paper market, among other advances. At the Paper Business Unit, the initiative to develop products to replace plastic, such as Loop straws and Bluecup and Bluecup Bio cups, made significant progress.

In Biorefinery, the Company worked on the commissioning of the lignin production plant, the world’s first plant dedicated to industrial-scale production and with pulp and lignin biocomposites, which mix our bio-based products with plastic resins to reduce the use of fossil-based products in producing durable plastics. As for nanocellulose research, the partnership with Finnish startup Spinnova resulted in the transformation of Suzano nanocellulose into textile filament.

PULP BUSINESS UNIT

The year 2019 was marked by a challenging scenario for the global pulp market. The imbalance in market fundamentals during the first half of the year resulting from, on the supply side, industrial operations that operated close to full capacity and few non-scheduled downtimes in previous years, and, on the demand side, the pressure caused by macroeconomic and geopolitical uncertainties globally, as well as the reduction of paper producers’ inventories at the end of 2018 through early 2019 in the Chinese market.

The combination of these factors caused variations in hardwood and softwood pulp prices during the year. However, the resumption of graphic paper production, especially in China, and the continuing growth of global paper production for sanitary purposes, and, on the other hand, greater concentration of maintenance downtimes in pulp plants in the fourth quarter contributed to an increase in sales volume in the second half of the year and, consequently, a significant reduction in the inventories of pulp producers, contributing to price stability in the final months of 2019.

Suzano’s production volume in 2019 totaled 8.8 million tons (-15% vs. 2018) and sales volume stood at 9.4 million tons (-6.0% vs. 2018). The lower sales volume during the year was due to the imbalance in the market fundamentals as mentioned above.

Net revenue from pulp sales totaled R$21,028 million in 2019 (-22% vs. 2018), mainly due to the drop in international pulp prices. The share of pulp revenue from exports was 91%, while the domestic market accounted for 9%. With regard to distribution for end use, 58% of pulp sales went to sanitary paper production, 20% to printing and writing paper, 16% to special papers and 6% to packaging.

The average net pulp selling price was US$566/ton in 2019 (-23% vs. 2018), while average net price in BRL stood at R$2,234/ton (-17% vs. 2018), representing a slightly lower decline than in the USD price due to the depreciation of the Brazilian currency during the year. Pulp cash cost ex-downtime was R$663/ton, 7% higher than in the previous year, mainly due to lower production volume.

PAPER BUSINESS UNIT

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard contracted 4% in 2019 compared to 2018, while imports decreased 5%.

Suzano’s paper production reached 1.2 million tons, 2% lower than in 2018. This decrease is explained by the reduction in coated paper, which was partially offset by the increase in tissue production and higher industrial productivity of other paper products. Paper sales stood at 1.3 million tons in 2019, in line with the 2018 volume.

In 2019, Suzano's net revenue from paper sales totaled R$4,985 million, increasing 7% from the previous year. Net revenue from the domestic and export markets grew 5% and 11%, respectively, with 70% coming from domestic sales and 30% from exports. The breakdown of Suzano's total revenue from paper sales in 2019 was: 84% in Latin America (including Brazil), 8% in North America and 8% in other regions.

Average net paper price in 2019 was R$3,968/ton, 7% higher than in 2017. In the domestic market, average net paper price was R$4,078/ton, increasing 8% in relation to 2018. In the international market, average price was US$946/ton, down 4% from 2018. In Brazilian real, the average price in the international market was R$3,734/ton, 4% higher than in 2018.

ECONOMIC AND FINANCIAL PERFORMANCE

Results

The consolidated financial statements were prepared in accordance with the standards of the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is based on consolidated figures in Brazilian real (R$) of Suzano S.A. – the company resulting from the merger of Suzano Papel e Celulose with Fibria Celulose. Note that the numbers may present discrepancies due to rounding.

Net Revenue

The Company’s net revenue in 2019 was R$26,013 million, down 18% from R$31,702 million in 2018, caused by the 23% decline in average net pulp price in USD and 6% reduction in pulp sales. These effects were partially offset by the appreciation of the average USD to BRL.

Cost of Goods Sold ex-PPA (COGS)

As a result of the asset combination with Fibria, Suzano assessed the fair value of the assets acquired and liabilities assumed from Fibria and made the corresponding allocations in the balance sheet (Purchase Price Allocation – PPA). For the operational analysis of COGS and Selling and Administrative Expenses below, we exclude the effect of amortization of PPA.

Excluding the effect of PPA, cost of goods sold in 2019 totaled R$17,899 million, increasing 6% from R$16,823 million in 2018, chiefly due to higher cash cost of production ex-downtime (+8%), which was partially offset by the lower sales volume (-5%) and the R$343 million effect of accounting allocation mainly of selling expenses to COGS. The main factors for the higher cash cost of production were the cost of wood (higher share of third parties and wider average supply radius) and fixed costs (decrease in production). Cash COGS excluding unitary PPA in 2019 was R$1,276/ton vs. R$1,120/ton in 2018.

Gross Profit

Gross profit decreased from R$14,879 million in 2018 to R$5,269 million in 2019 due to the operating result mentioned above, in addition to the effect of PPA in 2019 of R$2,845 million (which did not occur in 2018).

Selling and Administrative Expenses ex-PPA

Selling expenses ex-PPA totaled R$1,085 million in 2019, down 23% from R$1,411 million in 2018. This reduction is mainly due to the alignment of the accounting allocation criteria with the merger of Fibria shares (mostly selling expenses that were recorded under COGS starting from 1Q19). On a per-ton basis, excluding PPA effects and considering the accounting alignment, selling expenses increased 35% due to the higher average USD vis-à-vis BRL, lower dilution of fixed costs and the structuring of the consumer goods business.

Administrative expenses totaled R$1,200 million in 2019, down 1% from R$1,217 million in 2018.

Adjusted EBITDA

Adjusted EBITDA in 2019 totaled R$10,724 million, 34% lower than the R$16,361 million in 2018. This reduction is mainly due to: (i) lower net pulp prices in USD (-23%); (ii) the decline in pulp sales volume (-6%); and (iii) higher cash cost of production. These factors were partially offset by lower SG&A expenses ex-PPA.

Net Financial Result

Net financial result was an expense of R$6,726 million in 2019, compared to a net financial expense of R$7,748 million in 2018. This result mainly reflects the decrease in expenses with inflation adjustment and exchange variation and the gain/loss from derivatives.

Inflation adjustment and exchange variation generated a negative impact of R$1,965 million on the 2019 result, compared to the negative impact of R$2,812 million in 2018. Derivative operations generated a loss of R$1,075 million in 2019, compared to a loss of R$2,822 million in 2018.

Net financial expense in 2019 was R$3,686 million, 74% higher than the net financial expense recorded in 2018. This increase reflects the loans taken for the asset combination with Fibria and the appreciation of average USD against BRL.

Net Income (Loss)

As a result of the above, the Company recorded net loss of R$2,815 million in 2019, compared to net income of R$3,378 million in 2018.

Debt

Gross debt on December 31, 2019 was R$63,684 million, composed of 90% long-term maturities and 10% short-term maturities. Debt denominated in foreign currency accounted for 71% of the Company's total debt, while debt denominated in local currency accounted for the remaining 29%. The percentage of gross debt denominated in foreign currency, considering the effect from debt hedge, was 93%. The increase in gross debt reflects the funds raised for the asset combination with Fibria and the effects from exchange variation in the period.

Suzano contracts debt in foreign currency debt as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

In 2019, the average cost of debt in USD was 4.8% p.a. (debt in BRL adjusted by the market swap curve). The average term of consolidated debt ended the year at 84 months.

Cash and cash equivalents on December 31, 2019 stood at R$9,579 million, 73% of which were invested in local currency, in government and fixed-income bonds, and the balance in short-term investments abroad.

The Company maintains two stand-by credit facilities in the aggregate amount of R$3,015 million available through 2024, with one facility denominated in local currency in the amount of R$1 billion and one facility in foreign currency in the amount of US$500 million. Although unused, these funds help improve the Company’s liquidity position. As a result, the current cash position of R$9,579 million plus these lines of R$3,015 million amounts to a readily available cash position of R$12,594 million.

On December 31, 2019, net debt amounted to R$54,105 million (US$13,423 billion), compared to R$24,635 million (US$6,257 million) on December 31, 2018. The ratio of net debt to Adjusted EBITDA in BRL stood at 5.0x on December 31, 2019, compared to 1.5x at the end of 4Q18. In USD, the ratio of net debt to Adjusted EBITDA was 4.9x on December 31, 2019, compared to 1.4x at the end of 4Q18.

OPERATING CASH GENERATION

Operating cash generation (adjusted EBITDA less maintenance capex) totaled R$7,063 million in 2019, down 44% from R$12,709 million in 2018.

(R$ million)	2019	2018
Adjusted EBITDA¹	10,724	16,361
Maintenance Capex²	3,661	3,652
Operating Cash Flow	7,063	12,709

   ¹ Excluding non-recurring items and PPA impact.

   ² Cash basis.

DIVIDENDS

Suzano’s Bylaws establish a minimum mandatory dividend equivalent to the lowest amount between 25% of net income after constituting the legal reserves for the fiscal year or 10% of Operating Cash Generation from the fiscal year. Operating Cash Generation is obtained by deducting maintenance capex from Adjusted EBITDA. Since the Company recorded net loss in 2019 (R$2,815 million), there is no minimum dividend to be distributed in 2020.

RATING

During 2019, Suzano retained the investment grade rating (BBB-) on the global scale assigned by Standard and Poor’s and Fitch Ratings, with the outlook changed from stable to negative due to the prevailing adverse scenario in the pulp market, which resulted in prospects of a slowdown in the Company’s deleveraging process.

Moody’s assigned the ‘Ba1’ rating on a global scale, with a stable outlook, which was mainly limited by Brazil’s sovereign rating.

INVESTMENTS

Investments totaled R$5,779 million in 2019, of which R$3,661 million went to industrial and forest maintenance. Investments in Land and Forests came to R$1,462 million, which primarily went to projects seeking new and more efficient areas to increase wood competitiveness and drive the Company's organic growth. As for investments in Ports, the costs (R$369 million) mainly refer to the execution of the Vértere project, which involves the construction of a port terminal on the right bank of the Port of Santos, bringing greater operating efficiency for Suzano.

CAPITAL MARKETS

Suzano’s stock is listed on the Novo Mercado, the trading segment of the São Paulo stock exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and also is traded on the New York Stock Exchange (NYSE) – ADR Level II under the tickers symbols SUZB3 and SUZ, respectively.

On December 31, 2019, the Company's capital stock was represented by 1,361,263,584 common shares (SUZB3 and SUZ), of which 12,042,004 common shares were held in treasury. SUZB3 stock ended the year quoted at R$39.93/share, while SUZ stock was quoted at US$9.84/share.

SUSTAINABILITY

Suzano is aware of the tremendous responsibility that comes with its leadership of the market in which it operates. The essence of our business is to develop renewable products from planted trees and to increase its contribution by generating shared value, with the focus on innovation, operating excellence and dialogue with stakeholders. The Company annually publishes its Sustainability Report, drafted in accordance with the GRI guidelines, which is filed at the CVM through the IPE system, under the category "Sustainability Report" and is available on the Investor Relations website in the “Sustainability” section.

It is no coincidence that sustainability is present in Suzano's global strategy and is integrated with the governance and management processes, sustaining the business model and permeating all culture drivers. Suzano seeks to play a leading and proactive role in the joint development of innovative and sustainable solutions for society’s challenges through business.

In 2019, the Company preserved 886,000 hectares of native forests in seven states and three biomes (Amazon, Cerrado and Atlantic Forest) in its forest stewardship areas. Within its Environmental Restoration Program, the Company started the process of recovering 2,837 hectares in the states of Bahia, Espírito Santo, São Paulo, Mato Grosso do Sul and Maranhão. The “Mucuri Headwaters” project launched in 2017 in Bahia completed its third year in 2019, recovering 365 headwaters, planting more than 50,000 seedlings, mobilizing 10,000 people and engaging 1,356 rural properties and 2,634 hours dedicated to social and environmental education in the communities involved.

Suzano seeks to ensure the social construction of its business by strengthening its relationship with communities in the long run and by integrating their interests in conducting and managing its business. Currently, income generation initiatives such as family farming, beekeeping and handicrafts impact over 35,000 people and help increase the average household income of families, besides fostering local development. Other engagement initiatives and projects related to education, fishing communities and tourism have benefitted over 76,000 people in the regions where the Company operates.

Sustainability governance

Following its commitment to the continuous improvement of governance practices, the Company established a Sustainability Committee, which advises the Board of Directors. In 2019, the Committee’s resolutions were essential for advances in the company’s commitments and for setting its long-term targets.

Sustainability Strategy

The Company wants to be an agent of change, but it cannot embrace local and global challenges all by itself. Guided by its desire to expand its horizon, and considering the social and environmental impacts and the plurality of visions, in 2019 Suzano launched a comprehensive process of investigation and dialogue, which resulted in the Sustainability Strategy. The Company held dialogues with over 90 organizations in Brazil, the United States, Europe and Asia, held meetings with more than 700 employees and heard the opinions of over 200 people through an online survey.

This Strategy aims to be:

•	Integrated to the business: Sustainability as an integral criterion of business management and decision-making practices;
•	Driven by innovability: Encouraging the connection between sustainability and innovation as agents of change for the business and for society;
•	Systemic: Adoption of a systemic and collaborative approach, connecting to the local and global agenda;
•	Transparent and to encourage dialogue: Transparency in actions and welcoming different views and strengthening partnerships through dialogue.
•	A creator of shared value: Maximizing the capacity to generate and share value for all stakeholders;
•	From the inside out: Engaging employees to actively participate as agents and ambassadors of change.

This process of dialogue and active listening raised several important topics, ranging from climate change to diversity and inclusion. Multidisciplinary work groups were established to study each of the priority issues and envision where the Company could be in 2030 taking into consideration the impact on business and on society. This exercise resulted in the establishment of corporate commitments and long-term targets, which were submitted for approval by Work Group leaders, the Executive Board, the Sustainability Committee and the Board of Directors.

GOVERNANCE

In 2017, the Company joined the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão, and since 2018 its shares are also being traded through Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE). Given this broad regulatory environment, Suzano is committed to corporate governance best practices, such as the principles laid down by Organization for Economic Cooperation and Development (OECD).

The Company has a consistent and effective governance structure that functions in a clear and transparent manner for the decision-making process and for safeguarding the interests of shareholders, the Company and the market in general.

To fulfill its mission, the Board of Directors relies on the valuable participation and support of other corporate bodies, namely the Shareholders Meeting, the Executive Board, the Statutory Audit Committee, the Fiscal Council, Internal Audit and several other non-statutory advisory committees set up and/or reformulated in 2019, such as the Sustainability and Management & Finance Committees. Apart from these, the Board of Directors counts on several tools that help in its governance activities, notably the Company’s Bylaws, the Code of Conduct and diverse policies adopted by the Company, which synthesize the corporate governance principles while also disseminating them across diverse governance fronts. These policies include the Corporate Governance Policy, the Risk Management Policy, the Anticorruption Policy, the Material Act or Fact Disclosure Policy, the Trading Policy for Securities Issued by Suzano S.A. and the Financial Debt Policy.

Through this management and control model, which relies on the engagement of all corporate bodies and the use of the above-mentioned mechanisms and tools, the Company ensures compliance with the fundamental principles of transparency, fairness, accountability and corporate responsibility in its dealings with stakeholders while constantly improving its corporate governance.

AUDIT AND INTERNAL CONTROLS

The structured Internal Controls process at Suzano embrace the Management, including the Committees and Commissions that advise the Board of Directors and the Board of Executive Officers, the Managers and all employees of the Company, in order to enable a safer, more appropriate and efficient business conduct in line with established regulations. Based on the annual review, or whenever required, process flows are continuously validated and compliance tests are conducted regularly to analyze the effectiveness of existing controls versus the risks to which Suzano is exposed. The Company systematically applies the Control Self-Assessment (CSA) methodology, an integrated solution that helps document, on a quarterly basis, the performance of controls related to the financial statements and the management, with the focus on the key obligations of the business, and helps in permanently monitoring the strict compliance with laws, rules and regulations, policies and procedures, as well as the implementation of contingency plans, all this to ensure the proper segregation of functions and avoiding conflict of interests. With the merger, the Company intensified the review of its processes and controls and reinforced on-site and e-learning training programs on the Sarbanes-Oxley (SOX) Act, as well as laws on anticorruption and the prevention of losses and fraud.

In 2019, the Company implemented SAP GRC Process Control, a tool to ensure safer records related to the self-assessment of control environments, which includes the formal validation of the CFO and CEO. Moreover, the controls are reviewed by the Internal Controls area, tested by internal and external auditors, and reported periodically to the Board of Executive Officers, the Board of Directors, the Statutory Audit Committee and the Fiscal Council.

In case of violation of internal rules and external requirements, disciplinary guidelines and/or corrective measures are taken. If necessary, these violations are submitted to the Conduct Management Committee, an advisory body to the management.

In compliance with Section 404 of the Sarbanes-Oxley Act, the effectiveness of controls related to financial information is based on criteria established in the Internal Control - Integrated Framework defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). According to this assessment, the design of controls is appropriate and no deficiencies or observations were identified that could jeopardize the Company's certification to date. Apart from the aforementioned assessment, Suzano uses both external and internal audit to evaluate its results, internal controls and accounting practices. The findings of these assessments are presented to the Audit Committee, the Fiscal Council and the independent audit firm, PricewaterhouseCoopers Auditores Independentes, which help improve internal controls, especially those related to tax, accounting and IT aspects.

PEOPLE

The year 2019 was marked by intensive efforts to build the Suzano Culture after the merger, based on three drivers: Who we are: People who inspire and transform; What we do: We create and share value; and How do we do it: It's only good for us if it's good for the world. The Company went through an intense process of appropriation, training and decision-making based on these drivers, which included reviewing its People processes to facilitate the organization’s development.

Suzano revised its Development Management process, which comprises performance appraisals, as well as identification and development of potential. It unified the virtual and self-development training platform, the compensation and benefits policies, among others. It launched program to develop potential, called Elos, to build and accelerate our succession pipeline.

In the “People who inspire and transform” driver, the statement “Cultivating diversity strengthens us” has been gaining force with the major diversity drive led by the Plural group. Plural is an organic movement created by a group of employees, which was institutionalized in 2019. Employees from diverse areas of the Company participate in it and coordinate it, and some of our directors and executive officers are sponsors in the program. Through Plural’s efforts, a Diversity Policy was rolled out, a census was carried out to understand our current scenario, and short-term and long-term targets were set, all of which attest to the Company's commitment to the subject.

In 2019, we also launched People Analytics, which will help design People-related programs and solutions focused on employee profile in order to deal with points of attention in advance. Lastly, based on the Company’s strategy, the People strategy was structured, which will help drive Suzano’s business growth.